UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES

EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number 001-36433

GasLog Partners LP

(Translation of registrant’s name into English)

c/o GasLog Monaco S.A.M.

Gildo Pastor Center

7 Rue du Gabian

MC 98000, Monaco

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 3, 2017, GasLog Partners (“GasLog Partners” or the “Partnership”) acquired from GasLog Ltd. (“GasLog”) 100% of the shares in the entity that owns and charters the GasLog Greece (the “Acquisition”). The GasLog Greece is a 174,000 cubic meter (“cbm”) tri-fuel diesel electric (“TFDE”) LNG carrier built in 2016 and operated by GasLog since delivery. The vessel is currently on a multi-year time charter with Shell through March 2026 and Shell has an option to extend the charter for a period of five years.

The aggregate purchase price for the acquisition was $219.0 million, which included $1.0 million for positive net working capital balances transferred with the vessel. GasLog Partners financed the acquisition with cash on hand, including proceeds from our equity offering in January 2017, and the assumption of the GasLog Greece’s outstanding indebtedness of $151.4 million. The Acquisition closed on May 3, 2017.

Transfers of vessel owning subsidiaries from GasLog are accounted for as reorganizations of entities under common control and the Partnership’s consolidated financial statements are restated to reflect such subsidiaries from the date of their incorporation by GasLog as they were under the common control of GasLog. Accordingly, the Partnership is providing financial statements and related notes with retrospective adjustments to include the results of operations and financial position of the GasLog Greece for all periods presented in our Annual Report on Form 20-F for the year ended December 31, 2016, as filed with the Securities and Exchange Commission on February 13, 2017 (the “Partnership’s 2016 Form 20-F”).

Included herein as Exhibit 99.3 are the audited consolidated financial statements of the Partnership as of December 31, 2016 and 2015, and for each of the three years in the period ended December 31, 2016. These audited consolidated financial statements give retrospective effect to the Acquisition. These audited consolidated financial statements update Item 18 in the Partnership’s 2016 Form 20-F. Included herein as Exhibit 99.1 is Selected Financial Data, which is derived from the audited consolidated financial statements, and updates Item 3.A in the Partnership’s 2016 Form 20-F. Included herein as Exhibit 99.2 is Operating and Financial Review and Prospects, which updates Item 5 in the Partnership’s 2016 Form 20-F. As this Report on Form 6-K is being filed only for the purpose described above and only affects the Items specified above, the other information in the Partnership’s 2016 Form 20-F remains unchanged. No attempt has been made in this Report on Form 6-K to modify or update disclosures in the Partnership’s 2016 Form 20-F except for within the Items noted above and as described above. Information within the Partnership’s 2016 Form 20-F not affected by this Report on Form 6-K is unchanged and reflects the disclosure made at the time of the filing of the Partnership’s 2016 Form 20-F. Accordingly, this Report on Form 6-K should be read in conjunction with the Partnership’s 2016 Form 20-F.

INCORPORATION BY REFERENCE

 This Report on Form 6-K, including the Exhibits hereto, shall be incorporated by reference into our registration statement on Form F-3 (File No. 333-204616), filed with the Securities and Exchange Commission (the “SEC”) on June 1, 2015, and the registration statement on Form S-8 (File No. 333-203139), filed with the SEC on March 31, 2015, in each case to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

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EXHIBIT LIST

Exhibit		Description

99.1	-	Selected Financial Data.

99.2	-	Operating and Financial Review and Prospects.

99.3	-	Audited Consolidated Financial Statements of GasLog Partners LP.

99.4	-	Consent of Deloitte LLP, independent registered public accounting firm.
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2017

GASLOG PARTNERS LP

	by	/s/ Andrew Orekar
		Name:	Andrew Orekar
		Title:	Chief Executive Officer
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